          August 28, 2006
Via EDGAR
Julia E. Griffith
Special Council
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Charter Communications, Inc. Schedule TO-T and Schedule TO-T/A Filed by CCHC, LLC; CCH II, LLC; and CCH II Capital Corp. File Number 005-57191

Charter Communications, Inc.; CCH II, LLC; and CCH II Capital Corp Registration Statement on Form S-4 File Number 333-129871

Form 425s attaching press releases dated August 11, 2006 Filed on August 11, 2006
Dear Ms. Griffith:
     Reference is made to your letter, dated August 25, 2006 (the “Comment Letter”) setting forth the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to: (i) the Registration Statement on Form S-4 (the “Form S-4”) (Registration No. 333-129871) of Charter Communications, Inc. (“Charter”), CCH II, LLC (“CCH II”), and CCH II Capital Corp. (“CCH II Capital”), (ii) the Schedule TO-T, as amended (the “Schedule TO”) (File No. 005-57191) filed by CCHC, LLC (“CCHC”), CCH II and CCH II Capital and (iii) the Form 425s attaching press releases dated August 11, 2006.
     The headings and numbered paragraphs in this response letter correspond to the original headings and numbered paragraphs in the Comment Letter. For ease of reference, we have repeated the Staff’s comments in bold text preceding each of the responses.
Press Releases dated August 11, 2006
1.	We note that your August 11 press releases refer to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The safe harbor provisions of the Act do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not refer to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in future press releases or other offer materials, or make clear that its safe harbor provisions do not apply to statements made in connection with a tender offer.

In response to the Staff’s comment we will not refer to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 in future press releases or other offer materials, or, in the alternative, we will make clear that its safe harbor provisions do not apply to statements made in connection with a tender offer.
Schedule TO
General
Incorporation by Reference
2.	We note that your Schedule TO incorporates by reference to the Exchange Offer Prospectus filed with the registration statement on Form S-4. The table of contents in the prospectus indicates that the section “Incorporation by Reference” will appear on page i, but there is no discussion of incorporation by reference on that page. Please revise or advise.

The Form S-4 has been revised in response to the Staff’s comment. Please see page i.

3.	See the last comment above. Please avoid “double incorporation by reference” where you incorporate into the Schedule TO information from the prospectus which is in turn incorporated by reference into the prospectus from other filings. See Rule 12b-23(b) under the Exchange Act.

The Form S-4 has been revised in response to the Staff’s comment 2 above. As a result, no documents are incorporated by reference into the Form S-4.
Forward Looking Statements
4.	Refer to General Instruction C to Schedule TO. That Instruction requires you to provide disclosure regarding certain control persons of a named bidder, including the disclosure required by Items 3 and 5-8 of Schedule TO as to such control persons individually. Please confirm that you have provided all such required disclosure as to Mr. Allen and all other persons or entities controlling Charter, CCH II and CCO Holdings.

We confirm that we have provided all disclosure required by Items 3 and 5-8 of Schedule TO as to Mr. Allen and all other persons or entities controlling Charter and its subsidiaries.
Exchange Offer Prospectus
General
5.	Tell us what consideration you have given to providing a background section to explain the context of the decision to undertake this offer and the events leading up to it.

We do not believe a typical background section is relevant to an investor’s decision to tender the Convertible Notes. Although this is technically a third-party tender offer, each of the Offerors is controlled by the subject company. However, we do agree that investors would benefit from an understanding of our on-going efforts to improve our liquidity. As a result, in response to this Comment 5, and in partial response to Comment 7, we have revised the Form S-4 to include a section that specifically discusses these historical transactions and provides context for the timing of this transaction and the Private Exchange Offers. Please see the revised disclosure under the headings “Summary — The Exchange Offer” on page 6 and “Background of the Exchange Offer” on page 140.
Forward Looking Statements, page iv
6.	Your statement that you are “under no duty or obligation to update or revise any of the forward-looking statements after the date of this Exchange Offer Prospectus...” appears to conflict with Rule 14d-3(b)(1), which requires you to amend your Schedule TO in the event of any material change. It is also potentially inconsistent with your statement at the bottom of page ii that you intend to revise the information previously provided to Holders if it changes materially. Please revise the disclosure to clarify your obligation.

The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Forward-Looking Statement” on page iv.

Summary, page 1
Recent Events, page 1
7.	Revise this section to provide all of the disclosure required by Item 1005(b) of Regulation M-A, including all of the events leading up to the Exchange Offer and the Private Exchange Offers. You should also include a brief explanation of the relationship (if any) of the Settlement Agreement to this transaction, with cross references to a full explanation elsewhere in the Offer to Exchange. Are the notes being exchanged to facilitate compliance with the Settlement Agreement? Is this transaction part of a long term restructuring?
The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Summary — Recent Events” beginning on page 1. There is no relationship between the Settlement Agreement and this transaction. The transaction is part of the Company’s on-going management of its liquidity and debt, as a result, the Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Background of the Exchange Offer” on page 140.
8.	See the last comment above. Explain the relationship (if any) between the Exchange Offer, the Private Exchange Offers, and the CCHC contribution to CCH I, including why these actions are being conducted concurrently. Your expanded disclosure should explain the participation of Mr. Allen’s affiliates in the Private Exchange Offers and should note whether there are other participants.
There is no relationship between the Exchange Offer and the Private Exchange Offers. We have revised the disclosure relating to CCHC’s contribution to CCH I to explain its relationship with the Private Exchange Offers. Please see the revised disclosure under “Summary — Recent Events” beginning on page 1. As requested, the disclosure has been revised to explain the participation of Mr. Allen’s affiliates in the Private Exchange Offers. Please see the revised disclosure under the heading “Summary — Recent Events” beginning on page 1.
9.	Provide a more complete description of the Optional Settlement Procedure in the Summary section, including the mechanics of satisfying the return obligation.
The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Summary” on page 7.
Purpose of the Exchange Offer, page 2
10.	In the appropriate part of the prospectus, explain why you do not intend to cancel the Convertible Notes tendered in the Exchange Offer. What is the reason for this part of the offer structure?
The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the headings “Risk Factors” on pages 23 and 24 and “Questions and Answers About the Exchange Offer” on page 47.
The Exchange Offer, page 5
11.	Include a brief description of the accounting treatment of the Exchange Offer, or explain why you do not believe this information is material in the context of this transaction. See Item 1004(a)(xi) of regulation M-A.
The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the headings “Summary” on page 6 and “Description of the Exchange offer on page 142.
12.	We note your description of the terms of the CCH II Notes beginning on page 8. In the Summary section, highlight briefly the material differences between those securities and the Convertible Notes for which you are tendering. It may be helpful to present this information in bullet point format. See Item 1004(a)(x) of Regulation M-A.
The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Summary” on page 10.
Withdrawal and Revocation Rights, page 6
13.	Include disclosure that Holders may also withdraw tendered securities if not yet accepted for payment at any time after the sixtieth day after this Exchange Offer commenced. See Section 14(d)(5) of the Exchange Act and page 144 of the prospectus.

The Form S-4 has been revised in response to the Staff’s comment Please see the revised disclosure under the heading “Summary” on page 6.

Risks to Tendering Holders of Convertible Notes, page 23
The Offerors cannot issue the securities offered as part of the Exchange Offer until after the registration statement...., page 29
14.	The disclosure in this section is confusing because, as you know, the Registration Statement must be declared effective before the Exchange Offer expires. Given this requirement, and the existence of “back-end” withdrawal rights as provided in Section 14(d)(5) of the Exchange Act, it is unclear how Holders could lose the ability to withdraw their tendered Convertible Notes for any meaningful period after the Expiration Date. If the Registration Statement had not been declared effective by the time the Exchange Offer expired, it would seemingly fail, resulting in the prompt return of tendered securities. Please revise or advise.

The Form S-4 has been revised in response to the Staff’s comment by deleting the risk factor entitled: “The Offerors cannot issue the securities offered as part of this Exchange Offer until after the registration statement including Exchange Offer Prospectus is declared effective.” Please see page 30.
Questions and Answers about the Exchange Offer, page 43
15.	See page 141 of the prospectus. Disclose here that you may make future purchases of Convertible Notes after the Exchange Offer. Explain your current intent with respect to future purchases after the Exchange Offer. If your intent is different depending on whether the Exchange Offer is fully subscribed, please describe. Provide a similar statement as to current intent on page 141 of the prospectus under “Purchases of Convertible Notes.”

The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the headings “Questions and Answers About the Exchange Offer” on page 47 and “Description of the Exchange Offer” on page 142. Please note that our intent with respect to future purchases after the Exchange Offer is not different depending on whether the Exchange Offer is fully subscribed.
Determination of Validity, page 144
16.	In this section, you indicate that the Offerors reserve the right to waive any “conditions of tender as to particular Convertible Notes.” While it may be acceptable to waive defects or irregularities of tender as to specific tendering Holders, the conditions to the Exchange Offer must be uniform for all Convertible Notes. Please revise this language accordingly.

The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Description of the Exchange Offer — Determination of Validity” on page 145.
Conditions to the Exchange Offer, page 145
17.	We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, please revise the first paragraph to exclude actions or omissions to act by the bidders in connection with the relevant contracts as a reason for the assertion of a condition.

The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Description of the Exchange Offer — Conditions to the Exchange Offer” on page 147.
18.	Mandating that a condition be satisfied in the Offerors’ “sole judgment” is equivalent to a waiver of such condition, since the Offerors are effectively free to rely on the condition to terminate the Exchange Offer under virtually any circumstance. Please revise the condition set forth in (5) on page 146 to include a reasonableness standard.

The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Description of the Exchange Offer — Conditions to the Exchange Offer” on page 147.
Where you can find more information, page 311
19.	The reference to Rule 13e-4 here appears to be a typographical error. Please revise.

The Form S-4 has been revised in response to the Staff’s comment. Please see the revised disclosure under the heading “Where You Can Find More Information” on page 312.
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     The undersigned, on behalf of Charter, CCHC, CCH II and CCH II Capital (the “Filing Persons”), hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Filing Persons may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
***
     Please address all notices and orders regarding this letter and enclosed materials to Dennis J. Friedman, Esq. of Gibson, Dunn & Crutcher LLC, as counsel for the Company, by telephone at 212-351-3900 and by fax at 212-351-6201.

Very truly yours,
/s/ Kevin D. Howard
Kevin D. Howard
Vice President and
Chief Accounting Officer
of Charter Communications, Inc,
CCH II, LLC & CCH II Capital Corp.